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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Hanover Compressor Company

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

410768 10 5

(CUSIP Number)

Ellen Summer, Esq.

General Counsel and Secretary

Schlumberger Limited

153 East 53rd Street, 57th Floor

New York, New York 10022-4624

(212) 350-9400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 17, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 410768 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only). Schlumberger Technology Corporation 22-1692661
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0 8. Shared Voting Power 0 9. Sole Dispositive Power 0 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 410768 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only). Schlumberger Surenco S.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Panama

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0 8. Shared Voting Power 0 9. Sole Dispositive Power 0 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 410768 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only). Schlumberger Oilfield Holdings Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0 8. Shared Voting Power 0 9. Sole Dispositive Power 0 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 410768 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only). Schlumberger Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Netherlands Antilles

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0 8. Shared Voting Power 0 9. Sole Dispositive Power 0 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) CO

Item 1. Security and Issuer

This statement relates to common stock, par value $0.001 per share, of Hanover Compressor Company (the “Hanover Stock”) and is being filed pursuant to Rule 13d-1 under the Securities and Exchange Act of 1934, as amended. The principal executive offices of the Issuer are located at 12001 North Houston Rosslyn, Houston, Texas 77806.

Item 2. Identity and Background

The name of the reporting persons filing this statement are Schlumberger Limited, a company incorporated in the Netherlands Antilles (“SLB”), Schlumberger Technology Corporation, a company incorporated in Texas (“STC”), Schlumberger Surenco S.A., a company incorporated in Panama (“Surenco”), and Schlumberger Oilfield Holdings Ltd., a company incorporated in the British Virgin Islands (“SOHL,” and together with SLB, STC and Surenco, the “Schlumberger Companies”). SLB owns, directly or indirectly, all of the equity interests of each of STC, Surenco and SOHL and thus may be deemed to beneficially own all of the Hanover Stock owned by the other Schlumberger Companies.

This statement amends the Amendment No. 2 to Schedule 13D filed by the Schlumberger Companies on February 11, 2004 (Amendment No. 2) to reflect the sale by the Schlumberger Companies of their entire holdings of Hanover Stock. As of November 17, 2005, the Schlumberger Companies no longer hold any Hanover Stock.

The addresses for the principal executive offices of the Schlumberger Companies are as follows:

153 East 53rd Street, 57th Floor

New York, New York 10022

42 rue Saint-Dominique

Paris, France 75007

Parkstraat 83

The Hague, The Netherlands 2514 JG

Schlumberger is the leading oilfield services company supplying technology, project management and information solutions that optimize performance for customers working in the international oil and gas industry. The company employs more than 50,000 people of over 140 nationalities working in 100 countries, and comprises two primary business segments. Schlumberger Oilfield Services supplies a wide range of products and services that support core industry operational processes. WesternGeco, jointly owned with Baker Hughes, is the world’s largest seismic company and provides advanced acquisition and data processing surveys. In 2004, Schlumberger operating revenue was approximately $11.5 billion.

During the past five years, none of SLB, STC, Surenco, SOHL, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment decree or final order enjoining future violations of, or prohibiting or mandating any activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3. Source and Amount of Funds or Other Consideration

This Amendment No. 3 only reports a sale of Hanover Stock by STC. This Item is N/A to that transaction. The information in Amendment No.1 to Schedule 13D filed by the Schlumberger Companies on October 3, 2001 (“Amendment No. 1”) is incorporated herein by reference with respect to the original transaction by which the Schlumberger Companies acquired the Hanover Stock in August 2001 in exchange for Schlumberger’s gas compression business.

Item 4. Purpose of Transaction

This Amendment No. 3 only reports a sale of Hanover Stock by STC. This Item is N/A to that transaction.

The shares of Hanover Stock were originally acquired by the Schlumberger Companies on August 31, 2001 as partial consideration for certain equity interests of companies engaged in, assets used in connection with, and an Alliance Agreement related to, the gas compression business then conducted by the Schlumberger Companies. The shares of Hanover Stock were held for investment purposes by the Schlumberger Companies prior to their disposition by the Schlumberger Companies.

Item 5. Interest in Securities of the Issuer

(A) On August 31, 2001, the Schlumberger Companies and two other 100% owned indirect subsidiaries of SLB (CII and OSI) acquired an aggregate of 8,707,693 shares of Hanover Stock in connection with a sale of a division of the Schlumberger Companies. On December 31, 2001 CII and OSI were merged into STC and STC became the owner of the Hanover Stock previously owned by those entities. On July 20 through July 22, 2005 STC sold 200,000 of its shares of Hanover Stock in a series of open market sales. On November 17, 2005 the Schlumberger Companies sold their remaining shares of Hanover Stock in a block trade.

(B) Not applicable.

(C) Except as noted in paragraph (A) above, none of the Schlumberger Companies beneficially owns or has acquired or disposed of any Hanover Stock during the past 60 days. The sale of the 200,000 shares of Hanover Stock by STC noted in paragraph (A) were effected in a series of open market transactions between July 20 and July 22, 2005, at prices per share ranging from $12.57 to $13.00. Schlumberger filed Form 4s with the SEC reporting those sales on July 22 and July 25, 2005. The sale of the remaining shares was effected by a block trade on November 17, 2005 at a price of $12.95 per share.

(D) Not applicable.

(E) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None of the Schlumberger Companies has any operative contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of Issuer, including, but not limited to, transfers or voting of any securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of any proxies. The registration rights agreement between the Schlumberger Companies and Hanover regarding the Hanover Stock terminated upon the sale.

Item 7. Material to Be Filed as Exhibits

None. The following documents were filed as exhibits to the original 13D filed with the SEC by the Schlumberger Companies on September 10, 2001:

1. Purchase Agreement dated June 28 2001, by and among Schlumberger Technology Corporation, Schlumberger Oilfield Holdings Limited, Schlumberger Surenco S.A., Camco International Inc., Hanover Compressor Company and Hanover Compression Limited Partnership.

2. Lock-Up, Standstill and Registration Rights Agreement dated August 31, 2001, by and among Schlumberger Technology Corporation, Schlumberger Oilfield Holdings Limited, Schlumberger Surenco S.A., Camco International, Inc. and Hanover Compressor Company.

3. Amendment No. 1 to the Purchase Agreement dated as of August 30, 2001, by and among Schlumberger Technology Corporation, Schlumberger Oilfield Holdings Limited, Schlumberger Surenco S.A., Camco International Inc., Hanover Compressor Company and Hanover Compression Limited Partnership.

Signature

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated as of November 22, 2005.

SCHLUMBERGER LIMITED		SCHLUMBERGER SURENCO S.A.

By:	/s/ Ellen Summer	By:	/s/ Arlene Powis
Name:	Ellen Summer	Name:	Arlene Powis
Title:	Secretary & General Counsel	Title:	Assistant Secretary

SCHLUMBERGER TECHNOLOGY		SCHLUMBERGER OILFIELD
CORPORATION		HOLDINGS LTD.

By:	/s/ Arlene Powis	By:	/s/ Arlene Powis
Name:	Arlene Powis	Name:	Arlene Powis
Title:	Assistant Secrtary	Title:	Assistant Secretary